Custodial and Voting Agreement

This Custodial and Voting Agreement (this "Agreement") is made and entered into as of [EFFECTIVE DATE]("Effective Date"), by and among Wefunder, Inc. a Delaware corporation ("Wefunder"), XX Investments, LLC, a Delaware limited liability company ("Custodian"), and the undersigned investor ("Investor"), related to investments made by Investor on Wefunder Poral, LLC's funding portal ("Portal").

Custodian has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out the terms under which Custodian will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Definitions

In this Agreement:

· "Account" means the account constituted by Investor's ownership of the Securities that were offered for sale by the Issuer on the Portal.

· "Account Balance" means, in relation to the Account, the number of Securities beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.

· "Business Day" means a weekday that is not a federal holiday.

· "Fees" means the fees and charges referred to in section 4 of this Agreement.

· "Issuer" means the issuer of Securities.

· "Securities" means the uncertificated securities of the Issuer that were previously purchased by Investor on the Portal and any securities that emerge from a conversion event related to such purchased uncertificated securities.

· "Transfer Agent" means XX Investments LLC, or a successor transfer agent.

· "Withdrawal Date" means the Business Day on which Investor wishes to withdraw Investor's Account Balance.

2. Account

2.1. Opening Account

Pursuant to Section 7 of that certain Investor Agreement, agreed to by Investor concurrently with this Agreement and available at https://wefunder.com/terms#investor ("Investor Agreement"), Investor agrees to assign Investor's legal interest in the Securities to Custodian, in Custodian's capacity as a securities intermediary. Contemporaneously with Custodian's receipt of the legal interests in the Securities corresponding to the Investor's ownership of the Securities, Custodian shall open and maintain the Account for the beneficial interests in the Securities beneficially held by Investor.

2.2. Deposits and Withdrawals

The balance of Investor's Account shall reflect the Securities beneficially held by Investor. A deposit is made into Investor's Account in connection with the assignment described in Section 2.1 above and Custodian, as transfer agent, acting in accordance with the Transfer Agent Agreement, records the number of Securities that Investor beneficially holds. A withdrawal occurs when Custodian, as transfer agent, acting in accordance with the Transfer Agent Agreement, records that the Securities have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may login (the "Website").

3. Custody, Paying Agent, and Voting Services

3.1. Appointment

Investor hereby irrevocably appoints Custodian to act as custodian of the Securities, paying agent, and voting agent with respect to the Securities in accordance with this Agreement and applicable law.

3.2. Ownership and Custody of Securities

Consistent with Section 2.1 above, Custodian will be the sole holder of legal title to the Securities while Investor will hold beneficial ownership of the Securities. The Custodian will be the sole record holder of the Securities on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Securities will be in the books and records of the Custodian, in its capacity as transfer agent.

3.3 Payment of Distributions

As record holder of the Securities, Custodian will receive all distributions from the Issuer with respect to the Securities. Investor hereby directs Custodian to pay out all distributions received with respect to Securities in which Investor holds a beneficial interest as follows: all distributions received shall be paid to the Investor.

3.4 Cash Distribution with respect to Fractional Securities

The Investor understands and acknowledges that the Custodian will not distribute fractional Securities that are beneficially owned by the Investor. If the Custodian is required to distribute fractional Securities, it is authorized to instead distribute the cash equivalent of the value of the fractional Securities and to retain for its own account the beneficial interest ownership of the fractional Securities.

3.5. Voting of Securities

Prior to the Withdrawal Date, Investor acknowledges and agrees that the lead investor identified and appointed by the Issuer and approved by the Custodian and Wefunder (the "Lead Investor") will exercise all voting rights with respect to the Investor's Securities and will take any actions in connection with such voting rights on behalf of the Investor, in accordance with the Lead Investor Power of Attorney.

3.6. Lead Investor Agreement with Issuer and Custodian

Investor acknowledges and understands that the Issuer has entered into an agreement with the Lead Investor and Custodian (the "Lead Investor Agreement"), pursuant to which the Issuer has the power to appoint the Lead Investor as Lead Investor, subject to the approval of the Custodian, and Custodian has the power to remove the Lead Investor, as specified in that agreement. In addition, pursuant to the Lead Investor Agreement, the Lead Investor has the ability to resign as Lead Investor at any time upon at least 30 days prior written notice to the Issuer and the Custodian or such shorter period as may be agreed to by the parties.

3.7. Lead Investor Power of Attorney

As noted in the Investor Agreement, the Investor, hereby appoints the Lead Investor, with full power of substitution, as the Investor's true and lawful representative and attorney-in-fact, and agent of the Investor, with full power and authority to make voting decisions on Investor's Securities beneficially owned by the Investor and take any related actions (including, but not limited to, signing documentation). To the maximum extent permitted by law, this power of attorney ("Custodian Lead Investor Power of Attorney") is coupled with an interest, will be irrevocable and will survive, and will not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor. In the event that the Lead Investor is replaced by a successor Lead Investor, the Issuer will provide investors with notice of the replacement, including information about the successor Lead Investor. In such an event, Investor acknowledges and agrees that this Power of Attorney will be revocable for the five calendar day period beginning with the date of the Lead Investor replacement notice. If the Power of Attorney is not revoked by the Investor during this five-day period through written notice directed to the contact specified in the Lead Investor replacement notice, then this Power of Attorney will remain in effect with respect to the successor Lead Investor. The Investor represents and warrants that the Power of Attorney granted by the Investor has been executed by it in compliance with the laws of the state or jurisdiction in which this Agreement was executed and to which the Investor is subject.

4. Fees
4.1 Custodian Fees

Custodian serves as transfer agent with respect to Issuer's securities and is paid for its transfer agent services by Issuer. In light of the fees that the Custodian already receives, Custodian is not currently charging any additional fees to the Investor for services provided under this Agreement.

5. Scope of Responsibility
5.1. Limitation of liability

Custodian may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct result of any gross negligence, fraud or willful misconduct on Custodian's part in the performance of Custodian's duties, and in which case Custodian's liability will not exceed the aggregate market value of the Securities at the time of such gross negligence, fraud or willful misconduct.

5.2. Force majeure

Neither Custodian, nor any of Custodian's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism or other circumstances beyond Custodian's control, Custodian is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly Custodian does not do that thing or does that thing at a later time than would otherwise be required.

6. Termination
6.1. Method

Custodian may terminate this Agreement by giving not less than 60 Business Days written notice to Investor and Wefunder, provided that Custodian's termination shall only be effective if, on the date of termination, (1) there is a successor service provider that is able to provide the same services described under this Agreement that has entered into an agreement substantially similar to this Agreement, or (2) Custodian's services are no longer necessary, such as if the Issuer has been acquired or the Issuer's securities are trading on a public market. Sections 5.1, 6.2, and 7 shall survive termination of this Agreement.

6.2. Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

7. General
7.1. No advice

Custodian's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking Custodian to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and Custodian shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account or any actions taken at the direction of the Lead Investor.

7.2. Assignment; Amendment

This Agreement may not be assigned or amended without the consent of the other parties.

7.3. Partial invalidity

If any provisions of this Agreement becomes are held for any reason to be unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect.

7.4. Entire agreement

This document represents the entire agreement, and supersedes any previous agreements, among the parties relating to the subject matter of this Agreement.

7.5. Governing Law

This Agreement is governed by the laws of the State of Delaware without regard to its conflicts of laws principles.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of Effective Date.

XX INVESTMENTS LLC:

By: *Gadi Borovich*

Name: Gadi Borovich

Title: CEO

WEFUNDER, INC:

By: *Founder Signature*

Name: Nicholas Tommarello

Title: CEO

INVESTOR:

By: *Investor Signature*

Name: [INVESTOR NAME]